Filed Pursuant to Rule 424(b)(2)
File No. 333-202840

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series K, Notes Linked to the 10-Year Constant Maturity Swap Rate	$39,871,000	$4,633.01

(1)

The total filing fee of $4,633.01 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

PRICING SUPPLEMENT No. 498 dated April 27, 2015 (To Prospectus Supplement dated March 18, 2015 and Prospectus dated March 18, 2015)

Wells Fargo & Company Medium-Term Notes, Series K

Fixed to Floating Rate Notes Notes Linked to the 10-Year Constant Maturity Swap Rate due April 30, 2025

■	Quarterly interest payments

■

The per annum rate of interest payable on the notes will be equal to 3.00% for the first two years and thereafter will be reset quarterly and will be equal to the product of the 10-Year Constant Maturity Swap Rate and a multiplier equal to 0.93

■	Term of 10 years

■	Survivor’s option

■	All payments on the notes are subject to the credit risk of Wells Fargo & Company; if Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment

■	No exchange listing; designed to be held to maturity

On the date of this pricing supplement, the estimated value of the notes is $970.78 per note. The estimated value of the notes was determined for us by Wells Fargo Securities, LLC using its proprietary pricing models. It is not an indication of actual profit to us or to Wells Fargo Securities, LLC or any of our other affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC or any other person may be willing to buy the notes from you at any time after issuance. See “Investment Description” in this pricing supplement.

The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” on page PRS-8.

The notes are unsecured obligations of Wells Fargo & Company and all payments on the notes are subject to the credit risk of Wells Fargo & Company. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	$1,000.00	$8.00	$992.00
Total	$39,871,000.00	$305,103.00	$39,565,897.00

(1)

The per note agent discount in the table above represents the maximum agent discount payable per note. The total agent discount and total proceeds to Wells Fargo in the table above reflect the actual total agent discount payable in respect of the notes. Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal. See “Investment Description” in this pricing supplement for further information.

Wells Fargo Securities

Fixed to Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due April 30, 2025

Investment Description

The Notes Linked to the 10-Year Constant Maturity Swap Rate due April 30, 2025 are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series K.”

All payments on the notes are subject to the credit risk of Wells Fargo.

The notes are designed for investors who seek fixed rate interest payments equal to 3.00% per annum for the first two years and floating interest rate payments linked to the 10-Year Constant Maturity Swap Rate (the “10-Year CMS Rate”) thereafter and who are willing to accept floating interest payments at a rate that will be less than the 10-Year CMS Rate (due to the multiplier of 0.93) in exchange for the fixed interest rate in the first two years. The 10-Year CMS Rate is, on any U.S. government securities business day, the fixed rate of interest payable on an interest rate swap with a 10-year maturity as reported by Reuters Screen ISDAFIX1 Page as of 11:00 a.m., New York City time, on that day. An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity in order to receive a floating rate (paid quarterly) equal to 3 month LIBOR for that same maturity. The 10-Year CMS Rate is one of the market-accepted indicators of longer term interest rates.

You should read this pricing supplement together with the prospectus supplement dated March 18, 2015 and prospectus dated March 18, 2015 for additional information about the notes. Information included in this pricing supplement supersedes information in the prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement dated March 18, 2015 and Prospectus dated March 18, 2015 filed with the SEC on March 18, 2015:

http://www.sec.gov/Archives/edgar/data/72971/000119312515096449/d890684d424b2.htm

PRS-2

Fixed to Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due April 30, 2025

Investment Description (Continued)

The original offering price of each note of $1,000 includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the pricing date is less than the original offering price. The costs included in the original offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for debt of this type.

The costs related to selling, structuring, hedging and issuing the notes include (i) the agent discount, (ii) the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize for assuming risks inherent in hedging our obligations under the notes and (iii) hedging and other costs relating to the offering of the notes.

Our funding considerations take into account the higher issuance, operational and ongoing management costs of market-linked debt such as the notes as compared to our conventional debt of the same maturity, as well as our liquidity needs and preferences. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed funding rate that is generally lower than the interest rates implied by secondary market prices for our debt obligations and/or by other traded instruments referencing our debt obligations, which we refer to as our “secondary market rates.” As discussed below, our secondary market rates are used in determining the estimated value of the notes.

If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed funding rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher. The estimated value of the notes as of the pricing date is set forth on the cover page of this pricing supplement.

Determining the estimated value

Our affiliate, Wells Fargo Securities, LLC (“WFS”), calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on its proprietary pricing models. Based on these pricing models and related market inputs and assumptions referred to in this section below, WFS determined an estimated value for the notes by estimating the value of the combination of hypothetical financial instruments that would replicate the payout on the notes, which combination consists of a non-interest bearing, fixed-income bond (the “debt component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”).

The estimated value of the debt component is based on a reference interest rate, determined by WFS as of a recent date, that generally tracks our secondary market rates. Because WFS does not continuously calculate our reference interest rate, the reference interest rate used in the calculation of the estimated value of the debt component may be higher or lower than our secondary market rates at the time of that calculation. As noted above, we determine the economic terms of the notes based upon an assumed funding rate that is generally lower than our secondary market rates. In contrast, in determining the estimated value of the notes, we value the debt component using a reference interest rate that generally tracks our secondary market rates. Because the reference interest rate is generally higher than the assumed funding rate, using the reference interest rate to value the debt component generally results in a lower estimated value for the debt component, which we believe more closely approximates a market valuation of the debt component than if we had used the assumed funding rate.

WFS calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the derivative instruments that constitute the derivative component based on various inputs, including the “derivative component factors” identified in “Risk Factors—The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.” These inputs may be market-observable or may be based on assumptions made by WFS in its discretion.

The estimated value of the notes determined by WFS is subject to important limitations. See “Risk Factors—The Estimated Value Of The Notes Is Determined By Our Affiliate’s Pricing Models, Which May Differ From Those Of Other Dealers” and “—Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.”

Valuation of the notes after issuance

The estimated value of the notes is not an indication of the price, if any, at which WFS or any other person may be willing to buy the notes from you in the secondary market. The price, if any, at which WFS or any of its affiliates may purchase the notes in the

PRS-3

Fixed to Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due April 30, 2025

Investment Description (Continued)

secondary market will be based upon WFS’s proprietary pricing models and will fluctuate over the term of the notes due to changes in market conditions and other relevant factors. However, absent changes in these market conditions and other relevant factors, except as otherwise described in the following paragraph, any secondary market price will be lower than the estimated value on the pricing date because the secondary market price will be reduced by a bid-offer spread, which may vary depending on the aggregate principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding any related hedging transactions. Accordingly, unless market conditions and other relevant factors change significantly in your favor, any secondary market price for the notes is likely to be less than the original offering price.

If WFS or any of its affiliates makes a secondary market in the notes at any time up to the issue date or during the 6-month period following the issue date, the secondary market price offered by WFS or any of its affiliates will be increased by an amount reflecting a portion of the costs associated with selling, structuring, hedging and issuing the notes that are included in the original offering price. Because this portion of the costs is not fully deducted upon issuance, any secondary market price offered by WFS or any of its affiliates during this period will be higher than it would be if it were based solely on WFS’s proprietary pricing models less the bid-offer spread and hedging unwind costs described above. The amount of this increase in the secondary market price will decline steadily to zero over this 6-month period. If you hold the notes through an account at WFS or any of its affiliates, we expect that this increase will also be reflected in the value indicated for the notes on your brokerage account statement.

If WFS or any of its affiliates makes a secondary market in the notes, WFS expects to provide those secondary market prices to any unaffiliated broker-dealers through which the notes are held and to commercial pricing vendors. If you hold your notes through an account at a broker-dealer other than WFS or any of its affiliates, that broker-dealer may obtain market prices for the notes from WFS (directly or indirectly), but could also obtain such market prices from other sources, and may be willing to purchase the notes at any given time at a price that differs from the price at which WFS or any of its affiliates is willing to purchase the notes. As a result, if you hold your notes through an account at a broker-dealer other than WFS or any of its affiliates, the value of the notes on your brokerage account statement may be different than if you held your notes at WFS or any of its affiliates.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although WFS and/or its affiliates may buy the notes from investors, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop.

PRS-4

Fixed to Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due April 30, 2025

Investor Considerations

We have designed the notes for investors who:

■	seek current income at a fixed rate of interest of 3.00% per annum for the first two years and a floating rate of interest thereafter;

■	seek an investment with a per annum interest rate that will be reset quarterly after the first two years and will be equal to the product of the 10-Year CMS Rate and the multiplier of 0.93;

■

are willing to accept a floating interest rate on the notes that will be lower than the 10-Year CMS Rate after the first two years due to the multiplier of 0.93 in exchange for a fixed interest rate of 3.00% per annum for the first two years;

■	are willing to hold the notes until maturity; and

■	seek an investment with a survivor’s option.

The notes are not designed for, and may not be a suitable investment for, investors who:

■	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

■	are unwilling to purchase notes with an estimated value as of the pricing date that is lower than the original offering price, as set forth on the cover page;

■	are unwilling to accept the credit risk of Wells Fargo; or

■	prefer the certainty of investments with fixed coupons for the entire term of the investment and with comparable maturities issued by companies with comparable credit ratings.

PRS-5

Fixed to Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due April 30, 2025

Terms of the Notes

Pricing Date:	April 27, 2015.

Issue Date:	April 30, 2015. (T+3)

Original Offering Price:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.

Stated Maturity Date:

April 30, 2025. The notes are not subject to redemption by Wells Fargo prior to the stated maturity date. The notes are not subject to repayment at the option of any holder of the notes prior to the stated maturity date except as set forth below under “Survivor’s Option” on page PRS-11.

Payment at Maturity:

Unless repaid prior to stated maturity pursuant to the Survivor’s Option described herein, a holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.

Interest Payment Dates:

Each January 30, April 30, July 30, and October 30, commencing July 30, 2015 and ending at maturity. Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include July 29, 2015. Interest payable with respect to an interest period will be computed on the basis of a 360-day year of twelve 30-day months. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.

The interest rate that will apply during the first eight interest periods (up to and including the interest period ending April 29, 2017) will be equal to 3.00% per annum. For all interest periods commencing on or after April 30, 2017, the interest rate that will apply during an interest period will be equal to (i) the 10-Year Constant Maturity Swap Rate on the determination date for such interest period multiplied by (ii) the multiplier.

The “determination date” for an interest period commencing on or after April 30, 2017 will be two U.S. government securities business days prior to the first day of such interest period.

Interest Rate:

“10-Year Constant Maturity Swap Rate,” or “10-Year CMS Rate,” means, for any determination date, the “USD-ISDA-Swap Rate,” which will be the rate for U.S. Dollar swaps with a designated maturity of 10 years, expressed as a percentage, that appears on the Reuters Screen ISDAFIX1 Page (or any successor page thereto) as of 11:00 a.m., New York City time, on such determination date.

If such rate does not appear on the Reuters Screen ISDAFIX1 Page (or any successor page thereto) at such time, the calculation agent shall determine the 10-Year CMS Rate for the relevant determination date on the basis of the mid-market semi-annual swap rate quotations provided by the reference banks at approximately 11:00 a.m., New York City time, on such determination date. The calculation agent will request the principal New York City office of each of the reference banks to provide a quotation of its rate, and

(i)

if at least three quotations are provided, the rate for that determination date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest); and

(ii) if fewer than three quotations are provided, the calculation agent will determine the rate in its sole discretion.

PRS-6

Fixed to Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due April 30, 2025

Terms of the Notes (Continued)

“U.S. government securities business day” means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities.

“Reference banks” means five leading swap dealers selected by the calculation agent in its sole discretion in the New York City interbank market.

“Mid-market semi-annual swap rate” means, on any determination date, the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 10-year maturity commencing on such determination date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to U.S. Dollar LIBOR with a designated maturity of three months.

“Representative amount” means an amount that is representative for a single transaction in the relevant market at the relevant time as determined by the calculation agent in its sole discretion.

Calculation Agent:	Wells Fargo Securities, LLC.

Multiplier	0.93

Material Tax Consequences:	For a discussion of the material U.S. federal tax consequences of the ownership and disposition of the notes, see “United States Federal Tax Considerations.”

Survivor’s Option:

We have agreed to repay the notes, if requested by the authorized representative of the beneficial owner of such notes, following the death of the beneficial owner as described under “Survivor’s Option” below on page PRS-11.

No Listing:	The notes will not be listed on any securities exchange or automated quotation system.

Agent:

Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of $8.00 per note. Such securities dealers may include Wells Fargo Advisors, LLC, one of our affiliates.

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to the discount or concession received in connection with the sale of the notes to you.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RWS6

PRS-7

Fixed to Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due April 30, 2025

Risk Factors

The notes have complex features and investing in the notes will involve risks. You should carefully consider the risk factors set forth below as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments And The Floating Rate of Interest You Receive After The First Two Years Will Be Less Than The 10-Year CMS Rate Due To The Multiplier

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the notes will be equal to 3.00% per annum for the first two years and thereafter will be based on the level of the 10-Year CMS Rate, the interest rate that will apply at any time on the notes may be more or less than other prevailing market interest rates at such time. In addition, the interest rate on the notes after the first two years will be less than the level of the 10-Year CMS Rate for any quarterly interest period due to the effect of the multiplier of 0.93. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

The Estimated Value Of The Notes On The Pricing Date, Based On WFS’s Proprietary Pricing Models, Is Less Than The Original Offering Price.

The original offering price of the notes includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the pricing date is less than the original offering price. The costs included in the original offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for debt of this type. The costs related to selling, structuring, hedging and issuing the notes include (i) the agent discount, (ii) the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize for assuming risks inherent in hedging our obligations under the notes and (iii) hedging and other costs relating to the offering of the notes. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed funding rate that is generally lower than our secondary market rates. If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed funding rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher.

The Estimated Value Of The Notes Is Determined By Our Affiliate’s Pricing Models, Which May Differ From Those Of Other Dealers.

The estimated value of the notes was determined for us by WFS using its proprietary pricing models and related market inputs and assumptions referred to above under “Investment Description—Determining the estimated value.” Certain inputs to these models may be determined by WFS in its discretion. WFS’s views on these inputs may differ from other dealers’ views, and WFS’s estimated value of the notes may be higher, and perhaps materially higher, than the estimated value of the notes that would be determined by other dealers in the market. WFS’s models and its inputs and related assumptions may prove to be wrong and therefore not an accurate reflection of the value of the notes.

The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which WFS Or Any Other Person May Be Willing To Buy The Notes From You In The Secondary Market.

The price, if any, at which WFS or any of its affiliates may purchase the notes in the secondary market will be based on WFS’s proprietary pricing models and will fluctuate over the term of the notes as a result of changes in the market and other factors described in the next risk factor. Any such secondary market price for the notes will also be reduced by a bid-offer spread, which may vary depending on the aggregate principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding any related hedging transactions. Unless the factors described in the next risk factor change significantly in your favor,

PRS-8

Fixed to Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due April 30, 2025

Risk Factors (Continued)

any such secondary market price for the notes is likely to be less than the original offering price.

If WFS or any of its affiliates makes a secondary market in the notes at any time up to the issue date or during the 6-month period following the issue date, the secondary market price offered by WFS or any of its affiliates will be increased by an amount reflecting a portion of the costs associated with selling, structuring, hedging and issuing the notes that are included in the original offering price. Because this portion of the costs is not fully deducted upon issuance, any secondary market price offered by WFS or any of its affiliates during this period will be higher than it would be if it were based solely on WFS’s proprietary pricing models less the bid-offer spread and hedging unwind costs described above. The amount of this increase in the secondary market price will decline steadily to zero over this 6-month period. If you hold through an account at WFS or any of its affiliates, we expect that this increase will also be reflected in the value indicated for the notes on your brokerage account statement. If you hold your notes through an account at a broker-dealer other than WFS or any of its affiliates, the value of the notes on your brokerage account statement may be different than if you held your notes at WFS or any of its affiliates, as discussed above under “Investment Description.”

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, which we refer to as the “derivative component factors,” are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•	The 10-Year CMS Rate. The value of the notes prior to maturity will be influenced by the level of forward rates for the 10-Year CMS Rate at that time.

•	Interest Rates. The value of the notes may be affected by changes in the interest rates and in the yield curve in the U.S. markets.

•

Time Remaining To Maturity. The value of the notes at any given time prior to maturity will likely be different from that which would be expected based on the then-current level of the 10-Year CMS Rate. This difference will most likely reflect a discount due to expectations and uncertainty concerning the level of the 10-Year CMS Rate during the period of time still remaining to the maturity date. In general, as the time remaining to maturity decreases, the value of the notes will approach the amount payable at maturity.

•

Volatility of the 10-Year CMS Rate. Volatility is the term used to describe the size and frequency of fluctuations in the level of the 10-Year CMS Rate. The value of the notes may be affected if the volatility of the 10-Year CMS Rate changes.

In addition to the derivative component factors, the value of the notes will be affected by actual or anticipated changes in our creditworthiness, as reflected in our secondary market rates. You should understand that the impact of one of the factors specified above, such as a change in interest rates, may offset some or all of any change in the value of the notes attributable to another factor, such as a change in the 10-Year CMS Rate. Because several factors are expected to affect the value of the notes, changes in the 10-Year CMS Rate may not result in a comparable change in the value of the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

PRS-9

Fixed to Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due April 30, 2025

Risk Factors (Continued)

Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of any dealer participating in the distribution of the notes, which we refer to as a “participating dealer,” are potentially adverse to your interests as an investor in the notes. In engaging in certain of the activities described below, our affiliates or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the notes, and in so doing they will have no obligation to consider your interests as an investor in the notes. Our affiliates or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the notes.

•

The calculation agent is our affiliate and may be required to make discretionary judgments that affect the return you receive on the notes. WFS, which is our affiliate, will be the calculation agent for the notes. As calculation agent, WFS will determine the 10-Year CMS Rate in the event that the 10-Year CMS Rate is not determined by reference to the Reuters Screen ISDAFIX1 Page or reference bank quotations. In performing its functions, the fact that WFS is our affiliate may cause it to have economic interests that are adverse to your interests as an investor in the notes, and WFS’s determinations as calculation agent may adversely affect your return on the notes.

•

The estimated value of the notes was calculated by our affiliate and is therefore not an independent third-party valuation. WFS calculated the estimated value of the notes set forth on the cover page of this pricing supplement, which involved discretionary judgments by WFS, as described under “Risk Factors—The Estimated Value Of The Notes Is Determined By Our Affiliate’s Pricing Models, Which May Differ From Those Of Other Dealers” above. Accordingly, the estimated value of the notes set forth on the cover page of this pricing supplement is not an independent third-party valuation.

•

A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession, creating a further incentive for the participating dealer to sell the notes to you. If any participating dealer or any of its affiliates conducts hedging activities for us in connection with the notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities and this projected profit will be in addition to the concession that the participation dealer realizes for the sale of the notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the notes to you.

PRS-10

Fixed to Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due April 30, 2025

Survivor’s Option

We have agreed to repay the notes, if requested by the authorized representative of the beneficial owner of such notes, following the death of the beneficial owner, so long as the notes were acquired by the beneficial owner at least six months prior to the request. We refer to this agreement as the “survivor’s option.”

Upon the valid exercise of the survivor’s option and the proper tender of the notes for repayment, we will repay the notes, in whole or in part, at a price equal to 100% of the principal amount of the deceased beneficial owner’s beneficial interest in the notes, plus any accrued and unpaid interest to the date of repayment.

To be valid, the survivor’s option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the notes under the laws of the applicable jurisdiction (including, without limitation, the personal representative of or the executor of the estate of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner).

A beneficial owner of a note is a person who has the right, immediately prior to such person’s death, to receive the proceeds from the disposition of that note, as well as the right to receive the principal amount of the note plus any accrued and unpaid interest.

The death of a person holding a beneficial ownership interest in a note as a joint tenant or tenant by the entirety with another person, or as a tenant in common with the deceased holder’s spouse, will be deemed the death of a beneficial owner of that note, and the entire principal amount of the note held in this manner will be subject to repayment by us upon exercise of the survivor’s option. However, the death of a person holding a beneficial ownership interest in a note as tenant in common with a person other than such deceased holder’s spouse will be deemed the death of a beneficial owner only with respect to such deceased person’s interest in the note, and only the deceased beneficial owner’s percentage interest in the principal amount of the note will be subject to repayment.

The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interests in a note will be deemed the death of the beneficial owner of that note for purposes of the survivor’s option, regardless of whether that beneficial owner was the registered holder of the note, if the beneficial ownership interest can be established to the satisfaction of Wells Fargo Bank, N.A., as our paying agent (the “paying agent”). A beneficial ownership interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property, or other joint ownership arrangements between a husband and wife. In addition, the beneficial ownership interest in a note will be deemed to exist in custodial and trust arrangements where one person has all of the beneficial ownership interest in that note during his or her lifetime. In the case of a joint trust, the joint tenant rules above will apply to the respective beneficial ownership interests.

We have the discretionary right to limit the aggregate principal amount of the notes as to which exercises of the survivor’s option will be accepted by us in any calendar year to an amount equal to the greater of $2,500,000 or 2.5% of the principal amount of the notes outstanding as of the end of the most recent calendar year. We also have the discretionary right to limit the aggregate principal amount of notes as to which exercises of the survivor’s option will be accepted by us from the authorized representative for any individual deceased beneficial owner of notes in any calendar year to $300,000. In addition, we will not permit the exercise of the survivor’s option for a note with a principal amount of less than $1,000, and we will not permit the exercise of the survivor’s option if such exercise will result in a note with a principal amount of less than $1,000 outstanding.

An otherwise valid election to exercise the survivor’s option may not be withdrawn. An election to exercise the survivor’s option will be accepted in the order that it was received by the paying agent, except for any note the acceptance of which would contravene the limitations described above. Notes accepted for repayment through the exercise of the survivor’s option normally will be repaid on the first interest payment date that occurs 10 or more calendar days after the date of the acceptance. For example, if the acceptance date of a note tendered pursuant to a valid exercise of the survivor’s option is July 21, 2016, we would normally repay or repurchase that note on the interest payment date occurring on October 30, 2016, because the July 30, 2016 interest payment date would occur less than 10 days from the date of acceptance. Each tendered note that is not accepted in a calendar year due to the application of the limitation described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such notes were originally tendered. If a note tendered through a valid exercise of the survivor’s option is not accepted, the paying agent will deliver a notice by first-class mail to the registered holder, at that holder’s last known address as indicated in the note register, that states the reason that note has not been accepted for repayment.

PRS-11

Fixed to Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due April 30, 2025

Survivor’s Option (Continued)

Since the notes will be represented by a global security, DTC, as depository, or its nominee will be treated as the holder of the notes and will be the only entity that can exercise the survivor’s option for such notes. To obtain repayment of a note pursuant to exercise of the survivor’s option, the deceased beneficial owner’s authorized representative must provide the following items to the broker or other entity through which the beneficial interest in the note is held by the deceased beneficial owner:

•	appropriate evidence satisfactory to the paying agent that:

(a) the deceased was the beneficial owner of the note at the time of death and his or her interest in the note was acquired by the deceased beneficial owner at least six months prior to the request for repayment,

(b) the death of the beneficial owner has occurred and the date of death, and

(c) the representative has authority to act on behalf of the deceased beneficial owner;

•

if the beneficial interest in the note is held by a nominee or trustee of, or custodian for, or other person in a similar capacity to, the deceased beneficial owner, a certificate satisfactory to the paying agent from the nominee, trustee, custodian or similar person attesting to the deceased’s beneficial ownership of that note;

•

a written request for repayment signed by the authorized representative of the deceased beneficial owner with the signature guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

•	if applicable, a properly executed assignment or endorsement;

•

tax waivers and any other instruments or documents that the paying agent reasonably requires in order to establish the validity of the beneficial ownership of the note and the claimant’s entitlement to payment; and

•

any additional information the paying agent requires to evidence satisfaction of any conditions to the exercise of the survivor’s option or to document beneficial ownership or authority to make the election and to cause the repayment of the note.

In turn, the broker or other entity will deliver each of these items to the paying agent and will certify to the paying agent that the broker or other entity represents the deceased beneficial owner.

We retain the right to limit the aggregate principal amount of notes as to which exercises of the survivor’s option will be accepted by us from the authorized representative for any individual deceased beneficial owner of notes in any calendar year as described above. All other questions regarding the eligibility or validity of any exercise of the survivor’s option will be determined by the paying agent, in its sole discretion, which determination will be final and binding on all parties.

The broker or other entity will be responsible for disbursing payments received from the paying agent to the authorized representative. See the section entitled “Description of Notes—Book-Entry, Delivery and Form” in the prospectus supplement.

Forms for the exercise of the survivor’s option may be obtained from Wells Fargo Bank, N.A., Corporate Trust Operations, 608 2nd Avenue South, Minneapolis, MN 55479, Attn: Reorg, 1-612-316-2449.

PRS-12

Fixed to Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due April 30, 2025

Historical 10-Year CMS Rate Information

The following graph sets forth the 10-Year CMS Rate for each day in the period from January 1, 2005 to April 27, 2015. On April 27, 2015, the 10-Year CMS Rate was 2.022%. The historical 10-Year CMS Rates set forth below should not be taken as an indication of the 10-Year CMS Rate in the future.

PRS-13

Fixed to Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due April 30, 2025

United States Federal Tax Considerations

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the notes. It applies to you only if you purchase a note for cash in the initial offering at the “issue price,” which is the first price at which a substantial amount of the notes is sold to the public, and hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). It does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, or if you are an investor subject to special rules, such as:

•	a financial institution;

•	a “regulated investment company”;

•	a “real estate investment trust”;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

•	a dealer or trader subject to a mark-to-market method of tax accounting with respect to the notes;

•	a person holding a note as part of a “straddle” or conversion transaction or who has entered into a “constructive sale” with respect to a note;

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar; or

•	an entity classified as a partnership for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the notes to you.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not address the effects of any applicable state, local or non-U.S. tax laws or the potential application of the Medicare tax on net investment income. You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Treatment of the Notes

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “variable rate debt instruments” that provide for a single fixed rate followed by a qualified floating rate (“QFR”) for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

This section applies only to U.S. holders. You are a “U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

PRS-14

Fixed to Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due April 30, 2025

United States Federal Tax Considerations (Continued)

Qualified Stated Interest and Original Issue Discount. If a debt instrument’s stated redemption price at maturity exceeds its issue price by an amount that does not satisfy a de minimis test, the excess will be treated as original issue discount (“OID”) for U.S. federal income tax purposes. Under applicable Treasury Regulations, the “stated redemption price at maturity” of a debt instrument generally will equal the sum of all payments required under the debt instrument other than payments of qualified stated interest (“QSI”). QSI generally includes stated interest unconditionally payable (other than in debt instruments of the issuer) at least annually at a single rate.

In order to determine the amount of QSI and OID (if any) in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the notes). Then, the rules described in the preceding paragraph will apply to the equivalent fixed rate debt instrument to determine the amount of QSI and OID on the notes.

QSI on the notes generally will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of tax accounting. You will be required to include the OID, if any, in income for federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest. If the notes are not issued with OID, all stated interest on the notes will be treated as QSI and will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of tax accounting. If the amount of interest you receive in a calendar year is greater than the interest assumed to be paid or accrued under the equivalent fixed rate debt instrument, the excess is treated as additional QSI taxable to you as ordinary income. Otherwise, any difference will reduce the amount of QSI you are treated as receiving and will therefore reduce the amount of ordinary income you are required to take into income.

Information regarding the determination of QSI and the amount of OID, if any, on the notes may be obtained by submitting a written request to us at: Wells Fargo Securities, LLC, Investment Solutions Group, 375 Park Avenue, New York, NY 10152.

Sale, Exchange or Retirement of the Notes. Upon a sale, exchange or retirement of the notes, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts attributable to accrued QSI, which will be treated as a payment of QSI) and your tax basis in the notes. Your tax basis in the notes generally will equal the amount you paid to acquire them, increased by the amount of OID (if any) previously included in income with respect to the notes and reduced by any payments other than QSI received. Such gain or loss generally will be long-term capital gain or loss if, at the time of the sale, exchange or retirement, you held the notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. holders are generally subject to taxation at reduced rates. The deductibility of capital losses is subject to certain limitations.

Tax Consequences to Non-U.S. Holders

This section applies only to non-U.S. holders. You are a “non-U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign estate or trust.

PRS-15

Fixed to Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due April 30, 2025

United States Federal Tax Considerations (Continued)

You are not a non-U.S. holder for purposes of this discussion if you are (i) an individual who is present in the United States for 183 days or more in the taxable year of disposition or (ii) a former citizen or resident of the United States. If you are or may become such a person during the period in which you hold a note, you should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes.

Subject to the discussion below concerning FATCA, you will not be subject to U.S. federal income or withholding tax in respect of the notes, provided that:

•	you do not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•	you are not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

•	you provide to the applicable withholding agent an appropriate IRS Form W-8 on which you certify under penalties of perjury that you are not a U.S. person.

U.S. Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should consider the U.S. federal estate tax implications of an investment in the notes. Absent an applicable treaty benefit, a note will be treated as U.S.-situs property subject to U.S. federal estate tax if payments on the note if received by the decedent at the time of death would have been subject to U.S. federal withholding tax as described above (even if the Form W-8 certification requirement described above were satisfied and not taking into account an elimination of such U.S. federal withholding tax due to the application of an income tax treaty). You should consult your tax adviser regarding the U.S. federal estate tax consequences of an investment in the notes in your particular situation and the availability of benefits provided by an applicable estate tax treaty, if any.

Backup Withholding and Information Reporting

Information returns generally will be filed with the Internal Revenue Service (the “IRS”) with respect to payments of interest (including OID, if any) on the notes and may be filed with the IRS in connection with the payment of proceeds from a sale, exchange or other disposition of the notes. If you fail to provide certain identifying information (such as an accurate taxpayer identification number if you are a U.S. holder) or meet certain other conditions, you may also be subject to backup withholding at the rate specified in the Code. If you are a non-U.S. holder that provides an appropriate IRS Form W-8, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

FATCA Legislation

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. Withholding under these rules (if applicable) applies to payments of amounts treated as interest (including OID, if any) on the notes and, for dispositions after December 31, 2016, to payments of gross proceeds of the disposition (including upon retirement) of the notes. If withholding applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and non-U.S. holders should consult their tax advisers regarding the potential application of FATCA to the notes.

The preceding discussion constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

PRS-16